UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K
                                CURRENT REPORT

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                       SECURITIES EXCHANGE ACT OF 1934

                            For August 29, 2002

                        Commercial Consolidators Corp.
               (Translation of registrant's name into English)

         39 Rivalda Road, 2nd Floor, Toronto, Ontario, Canada M9M 2M4
                  (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

           Form 20-F [x]                   Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   [ ]         No  [x]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -.]


1. Commercial Consolidators Corp. is considering various debt restructuring strategies.
2. Max Systems Group, Inc., the Company's subsidiary, has recently filed a Statement of Claim.
3. Alpha Capital Aktiengesellschaft has filed suit in the Southern District of New York seeking injunctive relief and damages.

Copy of the News Release and BC FORM 53-901F are attached hereto and filed as Exhibits to this filing on Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 COMMERCIAL CONSOLIDATORS CORP.
   /s/ Michael Weingarten
Michael Weingarten, Chairman
Date:   August 29, 2002







Exhibit 1
News Release
August 29, 2002

TORONTO -  August 29, 2002  -  COMMERCIAL CONSOLIDATORS CORP.  (ZCC: AMEX & CJ9:
Frankfurt), ("ZCC" or the "Company") announces adverse developments:

In light of the recent losses incurred by ZCC, as disclosed in the Company's financial statements for its first quarter ended May 31, 2002, the Company is considering various debt restructuring strategies. The Company's various altern-atives include potentially the sale of certain of our operating divisions. The Company is also negotiating with various lenders as to possible debt restructur-ing, and is also considering seeking protection under the Companies' Creditors Arrangement Act - the equivalent of a Chapter 11 filing under the U.S. Bank-ruptcy Code.

The Company's subsidiary, Max Systems Group, Inc. has recently filed a Statement of Claim and an order seeking certain injunctive relief against the Company and Michael Weingarten, our Chairman. The claim seeks damages in the amount of $5,000,000 and punitive damages in the amount of $2,000,000. The Company will file its defense and will seek a counterclaim against the three former owners of Max Systems. The Company is very confident that it will prevail in the action.

Alpha Capital Aktiengesellschaft has filed suit in the Southern District of New York seeking injunctive relief and damages arising in connection with the sale of $1.0 million of our convertible notes issued by the Company to Alpha and certain other investors in January 2002. Alpha is seeking an order from the court allowing it to convert its notes into our common stock, alleging that a negotiated floor price in the investment documents are not longer applicable. The Company will vigorously defend the action and is confident that these conversions will not be ordered. It is our intention to seek damages against Alpha in a counter suit.

ABOUT COMMERCIAL CONSOLIDATORS CORP.
Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, and computer hardware and soft-ware) and consumer electronics to the Americas (North, South and Central). The Company's head office is located in Toronto, Ontario.

For further information, please contact investor relations at 1-800-968-1727; Or visit the Company's website at www.commercialconsolidator.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"Michael Weingarten"
___________________________________
MICHAEL WEINGARTEN, Chairman

Statements about the Company's future expectations, including future revenues And earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.


Exhibit 2
BC FORM 53-901F
August 29, 2002

BC FORM 53-901F (Previously Form 27)
Securities Act
Material Change Report Under Section 85(1) of the Act

ITEM 1  REPORTING ISSUER

COMMERCIAL CONSOLIDATORS CORP.
39 Rivalda Road, 2nd Floor
Toronto, Ontario, Canada M9M 2M4

ITEM 2  DATE OF MATERIAL CHANGE

August 29, 2002

ITEM 3  PRESS RELEASE

Issued August 29, 2002 at Vancouver, BC

ITEM 4  SUMMARY OF MATERIAL CHANGE

1. Commercial Consolidators Corp. is considering various debt restructuring strategies.
2. Max Systems Group, Inc., the Company's subsidiary, has recently filed a Statement of Claim.
3. Alpha Capital Aktiengesellschaft has filed suit in the Southern District of New York seeking injunctive relief and damages.

ITEM 5  FULL DESCRIPTION OF MATERIAL CHANGE

See attached Schedule A.

ITEM 6  RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7  OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8  DIRECTOR/SENIOR OFFICER

Contact:     Michael Weingarten
Telephone:   (416) 512-8299

ITEM 9  STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC this 29th day of August 2002.

"Michael Weingarten"
_______________________________
Michael Weingarten
Chairman



                                 Schedule A

TORONTO -  August 29, 2002  -  COMMERCIAL CONSOLIDATORS CORP.  (ZCC: AMEX & CJ9:
Frankfurt), ("ZCC" or the "Company") announces adverse developments:

In light of the recent losses incurred by ZCC, as disclosed in the Company's financial statements for its first quarter ended May 31, 2002, the Company is considering various debt restructuring strategies. The Company's various altern-atives include potentially the sale of certain of our operating divisions. The Company is also negotiating with various lenders as to possible debt restructur-ing, and is also considering seeking protection under the Companies' Creditors Arrangement Act - the equivalent of a Chapter 11 filing under the U.S. Bank-ruptcy Code.

The Company's subsidiary, Max Systems Group, Inc. has recently filed a Statement of Claim and an order seeking certain injunctive relief against the Company and Michael Weingarten, our Chairman. The claim seeks damages in the amount of $5,000,000 and punitive damages in the amount of $2,000,000. The Company will file its defense and will seek a counterclaim against the three former owners of Max Systems. The Company is very confident that it will prevail in the action.

Alpha Capital Aktiengesellschaft has filed suit in the Southern District of New York seeking injunctive relief and damages arising in connection with the sale of $1.0 million of our convertible notes issued by the Company to Alpha and certain other investors in January 2002. Alpha is seeking an order from the court allowing it to convert its notes into our common stock, alleging that a negotiated floor price in the investment documents are not longer applicable. The Company will vigorously defend the action and is confident that these conversions will not be ordered. It is our intention to seek damages against Alpha in a counter suit.

ABOUT COMMERCIAL CONSOLIDATORS CORP.
Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, and computer hardware and soft-ware) and consumer electronics to the Americas (North, South and Central). The Company's head office is located in Toronto, Ontario.

For further information, please contact investor relations at 1-800-968-1727; Or visit the Company's website at www.commercialconsolidator.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"Michael Weingarten"
___________________________________
MICHAEL WEINGARTEN, Chairman

Statements about the Company's future expectations, including future revenues And earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.